555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com

Via EDGAR Submission September 9, 2013 United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Chicago	Orange County
	Doha	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

Attention:	Mara L. Ransom
Dietrich A. King
James Allegretto
Scott Anderegg
Jarrett Torno

Re:	Pattern Energy Group Inc.
Registration Statement on Form S-1
File No. 333-190538

Ladies and Gentleman:

Pursuant to our discussion with Mr. Scott Anderegg this morning, this letter sets forth certain revisions included in Amendment No. 3 to the above-referenced registration statement on Form S-1 (“Amendment No. 3”), filed with the Securities and Exchange Commission (the “Commission”) on August 9, 2013. The preliminary prospectus contained in Amendment No. 3 will be used for the purposes of commencing marketing for the proposed initial public offering.

As discussed with Mr. Anderegg, these revisions largely reflect Pattern Energy Group Inc.’s (the “Company”) responses to certain comments received from the Ontario Securities Commission (the “OSC”) last Friday afternoon and over the course of the weekend in connection with the registration of its Class A common stock (the “Class A shares”) in Canada. These changes will be reflected in the Company’s Amended and Restated Certificate of Incorporation (the “Amended Charter”) and have been requested by the OSC as supplemental protections afforded to holders of the Class A shares. The form of Amended Charter will reflect these protections and will be re-filed by the Company as an exhibit to a Part II amendment to the Registration Statement this week.

The protections referred to in Amendment No. 3 in response to the OSC, include:

a.	placing transfer restrictions on shares of the Company’s Class B common stock (the “Class B shares”), such that, other than in certain circumstances involving a take-over bid, tender offer or merger or similar business combination with respect to the Company, the Class B shares will not be transferrable except to and among Pattern Energy Group LP (“PEG LP”) (the entity that will be issued the Class B shares in connection with the Contribution Transactions), the Company and their respective officers, employees and affiliates;

September 9, 2013

b.	requiring that any take-over bid to purchase the Class B shares be made to purchase the Class A shares, for at least the same price and on the terms offered to holders of the Class B shares; and

c.	requiring that any subsequent amendment to the Amended Charter affecting the terms of the Class B shares be independently approved by the Class A holders voting as a separate class (and vice versa).

In addition, please note that the Company has removed from Amendment No. 3 certain disclosure related to a relatively immaterial contingent tax indemnity obligation. This disclosure was previously included in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Registration Statement. The Company had been subject to this indemnity obligation until such time as the Internal Revenue Service (the “IRS”) granted retroactive relief to an inadvertent failure by an upstream owner of PEG LP to file an election to not be treated as a tax-exempt entity. The IRS granted the upstream owner retroactive relief on August 26, 2013 and, therefore, no indemnity or damages are be payable to the previously affected counterparties. Given that the Company expected that the IRS would grant retroactive relief to the upstream owner, the Company previously made no accrual of the contingent liability.

Please do not hesitate to contact me at (202) 637-2117 or my colleagues, Kirk A. Davenport II, at (212) 906-1284, or Patrick H. Shannon, at (202) 637-1028. As the Company intends to print preliminary prospectuses this afternoon following receipt of its parallel filing with the OSC, we respectfully request that you contact us with any questions you may have at your earliest convenience.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner

of LATHAM & WATKINS LLP

Enclosures

cc:

Michael M. Garland, Pattern Energy Group Inc.

Michael J. Lyon, Pattern Energy Group Inc.

Kirk A. Davenport II, Latham & Watkins LLP

Patrick H. Shannon, Latham & Watkins LLP